UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: January, 2022
Commission File Number: 001-39557

Siyata Mobile Inc.
(Translation of registrant’s name into English)

1001 Lenoir St., Suite A-414
Montreal, QC H4C 2Z6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 18, 2022, Siyata Mobile Inc., a British Columbia (Canada) company the (“Company”) issued a press release announcing that it entered into a new distribution agreement with U.S.-based TESSCO Technologies Incorporated, a leading value-added distributor of wireless communications products for network infrastructure, site support, and fixed and mobile broadband networks. Sales through this distribution agreement are expected to begin in the first quarter of 2022.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated January 18, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 18, 2022	SIYATA MOBILE INC.

	By:	/s/Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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